EXHIBIT 9.1

BIOLIFE4D Launches Regulation A+ (Mini-IPO) Offering; Plans to Raise $50M

Pioneering biotech company seeks investors in innovative technology to enable the 3D bioprinting of human hearts viable for transplant; investors of $100,000 or more will witness initial heart transplant firsthand

CHICAGO – February 1, 2018 – BIOLIFE4D, a biotech pioneer leveraging advances in tissue engineering to 3D print human organs viable for transplant, today announced it has launched a Regulation A+ (Mini-IPO) following the validation of its Form 1-A offering circular by the U.S. Securities and Exchange Commission. The purpose of this offering is to allow both accredited and non-accredited potential investors the opportunity to help the company bring its groundbreaking cardiac tissue regeneration and organ replacement process to market.

BIOLIFE4D’s Regulation A+ offering will allow the company to sell up to 5,000,000 shares of its securities to the public. BIOLIFE4D is offering shares at $10.00 USD per share with a minimum investment of 25 shares, costing $250.00 USD. The offering will be conducted on a best efforts basis through our website, http://biolife4d.com/invest/, where the Offering Circular relating to the offering is posted.

BIOLIFE4D will initially focus on the 3D bioprinting of human hearts, tackling a disease that kills more than 600,000 Americans each year. According to the Organ Procurement and Transplantation Network (OPTN), as of January 18th, 2018, almost half (49%) of people on the heart transplant waiting list have been on the list for one year or more. The supply of hearts has long fallen short of demand, calling for innovative technology solutions that can provide additional treatment options such as 3D bioprinting. As such, a tremendous market opportunity exists for BIOLIFE4D - a recent report projects the healthcare 3D printing market to reach $2.2B by 2024.

“Today is a milestone day for BIOLIFE4D, as we open our Regulation A+ offering to enable investment not only in our company, but in the future of heart transplant treatment and technology. We have already received tremendous interest and we are excited to welcome investors that are passionate about making a difference in the lives of so many,” said Steven Morris, CEO, BIOLIFE4D. “Heart disease is the cause of one in every four deaths in the United States, and it’s time for that to change. We have assembled an incomparable team of scientific and medical advisors that are leading the development of our revolutionary technology. Starting today, we hope you’ll join us in giving the greatest gift you can give – the gift of time.”

The BIOLIFE4D bioprinted organ replacement process begins with a magnetic resonance imaging (MRI) procedure used to create a detailed three-dimensional image of a patient’s heart. Using this image, a computer software program will construct a digital model of a new heart for the patient, matching the shape and size of the original. Doctors safely take cells from the patient via a blood sample, and leveraging recent stem cell research breakthroughs, BIOLIFE4D plans to reprogram those blood cells and convert them to create specialized heart cells.

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A “bio-ink” is created using the specialized heart cells combined with nutrients and other materials that will help the cells survive the bioprinting process. Bioprinting is done with a 3D bioprinter that is fed the dimensions obtained from the MRI. After printing, the heart is then matured in a bioreactor, conditioned to make it stronger and readied for patient transplant.

Investors will receive “perks” based on their level of investment. Of particular interest, investors that give $100,000 or more will have the opportunity to witness firsthand the first heart transplant operation utilizing a BIOLIFE4D bioprinted heart.

To learn more about BIOLIFE4D and to express interest in investing please watch this video or visit http://biolife4d.com/invest/.

To see how BIOLIFE4D’s process starts with a patient’s own cells and ends with a functional human heart ready for transplant, please watch this video.

Securities are offered pursuant to a Regulation A+. Investors are encouraged to read the Offering Circular and exhibits and consult with their tax, legal, or financial professional prior to investing.

About BIOLIFE4D

BIOLIFE4D is a pioneering biotech company laser focused on leveraging advances in life sciences and tissue engineering to 3D bioprint a viable human heart suitable for transplant – lifesaving technology that gives patients the gift of time. With BIOLIFE4D, a patient-specific, fully functioning heart will be created through 3D bioprinting using the patient’s own cells – eliminating the well-known challenges of organ rejection and long donor waiting lists that plague existing organ transplant methods. Financed through equity crowdfunding, BIOLIFE4D is driving a movement to transform the treatment of heart disease, the leading cause of death among both men and women globally. Learn more and invest at biolife4d.com. Connect with us on social media on Twitter (@BIOLIFE4D), Facebook, LinkedIn, and Instagram.

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Forward Looking Statements

We caution you that, whether or not expressly stated, certain statements made in this news release that reflect management's expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. All statements other than statements of historical facts included in this press release are forward-looking statements. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Investors should not place any undue reliance on forward-looking statements since they involve known and unknown, uncertainties and other factors which are, in some cases, beyond the Company’s control which could, and likely will, materially affect actual results, levels of activity, performance or achievements.

Media Contact

Matthew Bretzius

FischTank Marketing and PR

biolife4d@fischtankpr.com

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